UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 3 )*

Dow Jones & Company, Inc. (Name of Issuer)
Common Stock (Title of Class of Securities)
260561105 (CUSIP Number)
Dennis R. Delaney, Esq. Hemenway & Barnes 60 State Street Boston, MA 02109 (617) 227-7940 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 31, 2007 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ·· 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   (    )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See · 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 260561105

1.	Names of Reporting Persons. Kurt F. Somerville, Esq. I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) ( ) (b.) ( X )

3.	SEC USE ONLY

4.	Source of Funds* OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,108,259 shares of Common Stock; 5,474,859 shares of Class B Common stock (convertible into Common Stock)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,108,259 shares of Common Stock; 5,474,859 shares of Class B Common stock (convertible into Common Stock)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 9.51%

14.	Type of Reporting Person OO
Note to Line 4: Source of funds is OO (other); shares were acquired by appointment as trustee to trusts. Note to Line 14: Type of reporting person is OO (other): co-trustee.
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Item 4. Purpose of Transaction
The response set forth in Item 4 of the undersigned's 2nd amendment to Schedule 13D is hereby amended by adding to the end of such response the following:

The undersigned has engaged in discussions with members of the Bancroft family and trustees of trusts holding shares of the Issuer for the benefit of members of the Bancroft family since News Corporation made its proposal to acquire Dow Jones & Company (the "Company").

On May 31, 2007 the following statement was issued:

"As we have been since 1902, the Bancroft Family remains resolute in its commitment to preserve and protect the editorial independence and integrity of The Wall Street Journal, as well as the leadership, strength and vitality of The Journal and all of the other publications and services of Dow Jones.

Since first receiving the News Corporation proposal, the Family has carefully considered and discussed among ourselves and with our advisors how best to achieve that overarching objective, while serving the best interests of the Company's various constituencies.

After a detailed review of the business of Dow Jones and the evolving competitive environment in which it operates, the Family has reached consensus that the mission of Dow Jones may be better accomplished in combination or collaboration with another organization, which may include News Corporation.

Accordingly, the Family has advised the Company's Board that it intends to meet with News Corporation to determine whether, in the context of the current or any modified News Corporation proposal, it will be possible to ensure the level of commitment to editorial independence, integrity and journalistic freedom that is the hallmark of Dow Jones.

The Family also indicated its receptivity to other options that might achieve the same overarching objective.

There can be no assurance that the dialogue with News Corporation or any other party will result in the negotiation, or the desire of Family members to pursue the negotiation, and execution of any agreement regarding the Company or in any transaction.

References herein to the Bancroft Family are to various individual Family members and trusts for the benefit of Family members. Ultimate voting and dispositive power with respect to the shares of the Company held or controlled by such individuals and trusts resides with those individuals and the trustees of the trusts.

Contacts: Roy Winnick or Jim Fingeroth
Kekst and Company
212-521-4842 or 4819
roy-winnick@kekst.com
jim-fingeroth@kekst.com"

The undersigned may be deemed to constitute a "group" (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) with other members of the Bancroft family and Bancroft trustees. The undersigned hereby (i) disclaims any membership in any such group, (ii) does not affirm the existence of such a group, and (iii) except as otherwise may be expressly indicated in this Schedule 13D, disclaims any beneficial ownership of any shares of the Issuer that may be or are beneficially owned by, among others, other members of the family or trustees.

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Item 5. Interest in Securities of the Issuer.

(a)	See items 11 and 13 of the cover page.

(b)
(1) The undersigned shares the voting and dispositive power as a co-trustee over 1,108,259 shares of the issuer's stock with the following persons:

(A) With Michael B. Elefante and Jane C. MacElree over 515,706 shares of stock;
(B) With Nancy B. Gardiner over 128,217 shares of stock;
(C) With Michael B. Elefante over 72,204 shares of stock;
(D) With Wendy S. Blau and Christopher Blau over 661 shares of stock;
(E) With Michael J. Puzo over 400 shares of stock;
(F) With Jessica Griffiths over 365 shares of stock;
(G) With Michael B. Elefante and U.S. Trust Company, N.A. over 6,206 shares of stock; and
(H) With Michael B. Elefante, Jane C. MacElree and U.S. Trust Company, N.A. over 384,500 shares of stock.

(2)(A) (i) Wendy S. Blau;
(ii) c/o Hemenway & Barnes, 60 State Street, Boston, MA 02109;
(iii) none;
(iv) no such conviction;
(v) not a party to any such proceedings; and
(vi) United States.

(2)(B)(i) Jane C. MacElree;
(ii) c/o Hemenway & Barnes, 60 State Street, Boston, MA 02109;
(iii) none;
(iv) no such conviction;
(v) not a party to any such proceeding; and
(vi) United States.

(2)(C)(i) Michael B. Elefante, Esq., Michael J. Puzo, Esq. and Nancy B. Gardiner, Esq.;
(ii) Hemenway & Barnes, 60 State Street, Boston, MA 02109;
(iii) Each is an attorney and professional fiduciary;
(iv) none has any such conviction;
(v) none is a party to any such proceeding; and
(vi) United States.

(2)(D)(i) Christopher Blau;
(ii) c/o Hemenway & Barnes, 60 State Street, Boston, MA 02109;
(iii) employed at a publishing company;
(iv) no such conviction;
(v) not a party to any such proceeding; and
(vi) United States.

(2)(E)(i) Jessica Griffiths;
(ii) c/o Hemenway & Barnes, 60 State Street, Boston, MA 02109;
(iii) none;
(iv) no such conviction;
(v) not a party to any such proceeding; and
(vi) United States.

(2)(F)(i) U.S. Trust Company, N.A.;
(ii) 225 Franklin Street, Boston, MA 02109;
(iii) none;
(iv) no such conviction;
(v) not a party to any such proceeding; and
(vi) United States.

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Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 04, 2007
Kurt F. Somerville
By:	/s/ Dennis R. Delaney Dennis R. Delaney
Title:	Attorney-in-Fact for Kurt F. Somerville

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